Exhibit 12.1

American Medical Systems Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

for the Quarters Ended July 4, 2009 and April 4, 2009 and for the Fiscal Years 2008, 2007, 2006, 2005 and 2004

(Unaudited) (amounts in thousands)

	Quarter Ended				Year Ended
	7/4/2009	4/4/2009	1/3/2009	12/29/2007	12/30/2006	12/31/2005	1/1/2005
Income before income taxes	$26,401	$26,852	$50,158	$16,633	$(38,282)	$66,225	$16,903

Fixed charges:
Interest expense	4,966	5,410	27,398	37,760	18,395	217	783
Imputed interest on leases	123	123	490	403	298	259	240
Amortization of financing costs (a)	3,974	3,981	18,482	16,145	14,434	—	—

Total fixed charges	9,063	9,514	46,370	54,308	33,127	476	1,023

Income before income taxes and fixed charges	35,464	36,366	96,528	70,941	(5,155)	66,701	17,926

Ratio of earnings to fixed charges	3.9	3.8	2.1	1.3	(b )	140.1	17.5

(a) Represents amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. Please see our Form 8-K dated August 4, 2009 for more information on the adoption of FSP APB 14-1 and further information regarding the debt securities.

(b) Due to the registrant’s loss in 2006, the ratio coverage was less than 1:1. The registrant would have needed to generate additional earnings of $38.3 million to achieve a coverage of 1:1 in 2006.